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11016936

SEC Mail Processing Section

FEB 25 2011

Washington, DC 110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 LAKE SHORE DRIVE
(No. and Street)

COLUMBUS, OH 43204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILLICENT E. WALKER 770-352-0120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700 COLUMBUS, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk

OATH OR AFFIRMATION

I, MICHAEL A. LEVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE FINANCIAL, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Regina G Corvo
Notary Public, State of Ohio
My Commission Expires 01-28-2013

Regina G. Corvo
Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Core Financial, LLC

December 31, 2010

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Core Financial, LLC
Columbus, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheet of Core Financial, LLC as of December 31, 2010, and the related statements of operations and changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Financial, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
January 21, 2011

CORE FINANCIAL, LLC

Balance Sheet

December 31, 2010

ASSETS

Current Assets		
Cash	$	26,758
Other Assets		
CRD fund		157
TOTAL ASSETS	$	26,915

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	1,664
Members' Equity		25,251
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	26,915

The accompanying notes are an integral part of the financial statements.

CORE FINANCIAL, LLC

Statement of Operations and Changes in Members' Equity

For the Year Ended December 31, 2010

Operating Expenses:		
Office sharing	$	34,041
Professional fees		33,609
Travel		2,020
FINRA licenses and fees		793
Other expenses		257
Total operating expenses		70,720
Net Loss	(	70,720)
Members' Equity - Beginning of the Year		10,971
Members' Contributed Capital		85,000
Members' Equity - End of the Year	$	25,251

The accompanying notes are an integral part of the financial statements.

CORE FINANCIAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net loss	$(70,720)
Increase in assets:	
CRD fund	(157)
Decrease in liabilities:	
Accounts payable	(364)
Total adjustments	(521)
Net cash used in operating activities	(71,241)
Cash Flows from Financing Activities:	
Repayment of loans payable	(20,931)
Members' contributions	85,000
Net cash provided by financing activities	64,069
Net decrease in cash	(7,172)
Cash - Beginning of Year	33,930
Cash - End of Year	$ 26,758

The accompanying notes are an integral part of the financial statements.

Organization and Operations

Core Financial, LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) on June 3, 2010 to conduct securities transactions.

The Company is a limited broker/dealer whose only business is to act as a placement agent for real estate investment syndications. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the State of Ohio Division of Securities.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and does not pay federal or state income taxes on its taxable income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

During 2010, the Company adopted Financial Accounting Standards Codification, *Accounting for Uncertainty in Income Taxes.* This statement clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The statement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The statement also provides guidance on de-recognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition accounting. The Company's open audit period is 2009. The adoption of this standard did not have a material effect on the financial statements.

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

Cash

The Company maintains its cash in two accounts with one financial institution which, at times, may exceed federally insured limits.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1 during its first year of being approved to conduct a securities business. At December 31, 2010 the Company had net capital of $25,094, which was $20,094 in excess of its required net capital of $5,000; and, aggregate indebtedness of $1,664. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was .07 to 1.

Liabilities Subordinated to Claims of General Creditors

The Company did not have any liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2010.

Computation and Information on Possession and Control

The Company operates under the (k)(2)(i) exemptive provisions to SEC Rule 15c3-3; therefore, computations of reserve requirements and information related to possession and control are not applicable.

Related Party Transactions

The Company has entered into an expense sharing agreement with Core Properties, LLC, which includes some of the same members as the Company. The expense sharing agreement requires payment of $4,863 per month to Core Properties, LLC to pay for administrative costs such as payroll, rent, etc.

Additionally, the Company had a loan with Core Properties, LLC that was used for payment of certain startup expenses. The loan balance's maximum amount was $23,067 which was due by June 2011. No interest was charged on this loan. The Company paid the balance on the loan in December 2010.

Subsequent Events – Date of Management Evaluation

Management has evaluated subsequent events through January 21, 2011, the date on which the financial statements were available to be issued.

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SUPPLEMENTAL INFORMATION

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Core Financial, LLC
Columbus, Ohio

Independent Auditors' Report on Internal Control

In planning and performing our audit of the basic financial statements and supplemental information of Core Financial, LLC, for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
January 21, 2011

CORE FINANCIAL, LLC

Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2010

Total assets	$ 26,915
Total liabilities	1,664
Calculated net capital	25,251
Less: Non-allowable assets	(157)
Less: Haircut securities	-
Audited net capital	25,094
Unaudited net capital per FOCUS Report	25,094
Difference	$ -

There was no material differences between this computation and that reflected in the FOCUS Report filed for the quarter ended December 31, 2010.

The accompanying notes are an integral part of the financial statements.